ShoreBridge Capital Advisors LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHOREBRIDGE CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS BLAGDON — 212 698-8548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS BLAGDON _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SHOREBRIDGE CAPITAL ADVISORS LLC _____ , as

of DECEMBER 31 _____ , 20 17 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature



JANICE PARISE   CHIEF EXECUTIVE OFFICER
Notary Public, State of New York
No. 41-4968956   Title
Qualified In Queens County
Commission Expires July 9, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ShoreBridge Capital Advisors LLC
Index
As of December 31, 2017

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ShoreBridge Capital Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ShoreBridge Capital Advisors LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ShoreBridge Capital Advisors LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Untracht Early LLC

We have served as ShoreBridge Capital Advisors LLC's auditor since 2016.

Florham Park, New Jersey
February 26, 2018

ShoreBridge Capital Advisors LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	237,490
Accounts receivable		968,421
Prepaid expenses		10,327
Total assets	$	1,216,238
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	31,401
Due to Parent		92,547
Total liabilities		123,948
Member's equity		1,092,290
Total Liabilities and Member's Equity	$	1,216,238

See Notes to the Statement of Financial Condition.

1.   **Organization**

ShoreBridge Capital Advisors LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on May 12, 2015. The Company is a wholly-owned subsidiary of ShoreBridge Capital Partners LLC (the "Parent"). On February 4, 2016 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of private placement of securities, Mergers and Acquisitions, corporate financing, investment advisory services and referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

ShoreBridge Capital Advisors LLC does not hold customer funds or securities, therefore it is exempt from the requirement of SEC Rule 15c3-3.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Fees earned for services provided are recognized when (a) there is evidence of an arrangement with a customer or affiliate, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

Recent Accounting Pronouncements
In May 2014, the FASB issued guidance on revenue from contracts with customers. This update is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This accounting guidance is effective prospectively for annual reporting periods, and interim periods within that period, beginning after December 15, 2017, and early adoption is permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt the new standard when it takes effect. We have assessed the potential impact of this guidance on our financial statements and determined it will not have a material impact on the amounts reported on the financial statements including the timing in which we currently recognize revenue.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. As of December 31, 2017, the Company would have owed $50,114 in UBT expense.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with Related Parties**

During 2016, the Company entered into an Expense Sharing Agreement ("ESA") with its Parent whereby the Parent is to provide office and administrative services to the Company. The ESA had a term of one year and is automatically renewed annually, unless terminated or modified by written notice. During 2017, the Company amended its ESA as such that the Company is now incurring and recording its proportionate share of expenses in relation to activities performed by the Parent for the benefit of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

In 2017 the Company's Parent formed a new wholly owned subsidiary, ShoreBridge Capital Management, LLC. That entity has since registered with the SEC as an investment adviser.

4. **Concentrations**

The Company earned placement fees from two clients that accounted for 100% of advisory fees in 2017. At December 31, 2017, 100% of the Accounts Receivable was from one of those clients.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5. **Member's Equity**

For the period ended December 31, 2017, the Company recorded $583,227 in capital contributions representing forgiveness of the intercompany payable to the Parent for the Company's share of its expenses provided for in the amended ESA. The Company distributed $1,541,000 of capital to the Parent.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Company had regulatory net capital of $113,542 which was $105,279 above the required net capital of $8,263. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.0917 to 1 at December 31, 2017.

7. **Commitments and Contingencies**

The Parent of the Company is the named lessor of the Company's office space, therefore there are no commitments to the Company for the office lease. As of December 31, 2017 there were no claims or lawsuits brought by or against the Company.

8. **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

9. **Subsequent Events**

Management of the Company evaluated subsequent events or transactions that occurred from January 1, 2018 through February 26, 2018, the date these financial statements were issued. During this period the Company distributed $80,000 to the Parent. In addition, the Company reimbursed the Parent $92,547 for expenses incurred in December.

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